SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

April 25, 2006 at 7.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso has signed a joint-venture agreement with Shandong Huatai Paper

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed an agreement with Shandong Huatai Paper to form a publication paper company. As announced on 28 October 2004, Stora Enso and Shandong Huatai Paper have been conducting a feasibility study concerning publication paper production in China. The agreement establishing the joint venture, in which Stora Enso will hold 60% of the share capital, is subject to approval by the Chinese authorities.

The joint venture’s paper machine at Dongying in Shandong province in China is planned to have an annual production capacity up to 200 000 tonnes of super-calendered (SC) magazine paper and other publication paper grades based on recovered fibre. Dongying city is located between Beijing and Shanghai.

The total investment of the joint venture is estimated to be approximately USD 100 million (EUR 83 million) of which Stora Enso’s share is 60%. Assembly of the production line will start in mid 2007, depending on the permission process. The production of the paper machine, which is expected to start up in late 2007, will be utilised to satisfy the growing market for offset printing papers in China. Key components of the joint-venture equipment are to be sourced from a machine formerly at Stora Enso’s Maxau Mill in Germany.

“The key strategic aims for Stora Enso are to strengthen our market position in the core product segment of publication paper, to grow with our key customers and to continue expanding in new growth markets such as China. Our co-operation with Huatai Paper, the leading producer of newsprint in China, will open up new business segments for Stora Enso in China,” says Stora Enso’s CEO Jukka Härmälä who signed the agreement in the presence of Finland’s Prime Minister Matti Vanhanen.

Shandong Huatai Paper Co. Ltd, is a company listed on the Shanghai Stock Exchange with sales of EUR 290 million in 2005. It is part of the Huatai Group, which is involved in paper manufacture, the chemicals industry, printing, energy, forestry, logistics and trading. The Huatai Group has over 10 000 employees, including about 4 470 at Huatai Paper. All of the company’s paper and board manufacturing assets are located in Shandong province and its annual production capacity is 1 200 000 tonnes of paper and board.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Some previous press releases concerning Stora Enso’s activities in China available at www.storaenso.com/press:

-	3 April 2006: Corenso expands in China

-	29 March 2006: Stora Enso to sign an agreement for co-operation with UNDP China

-	10 November 2005: Stora Enso strengthens its presence in Guangxi

-	10 June 2005: Stora Enso signs loan agreement with International Financing Corporation

-	31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China

-	28 October 2004: Stora Enso joint venture in China

-	4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel